SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of June, 2017

Commission File Number: 001-37668

FERROGLOBE PLC
(Name of Registrant)

2nd Floor West Wing, Lansdowne House
57 Berkeley Square
London, W1J 6ER
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

This Form 6-K consists of the press release dated June 2, 2017, which appears immediately following this page.

Director Tomás García Madrid Resigns; Replaced by Manuel Garrido y Ruano; Chief Executive Officer Pedro Larrea Paguaga to Be Appointed to the Board

LONDON, June 2, 2017 (GLOBE NEWSWIRE) -- Ferroglobe PLC (NASDAQ: GSM) (“Ferroglobe” or the “Company”) announced today that Tomás García Madrid has resigned as director of the Board, effective May 30, 2017. In accordance with the shareholder agreement between Ferroglobe and Ferroglobe’s majority shareholder, Grupo Villar Mir, S.A.U. (“GVM”), GVM has appointed Manuel Garrido y Ruano to replace Mr. García Madrid, effective May 30, 2017.

In addition, the Board has unanimously decided that it would be in the interests of the Company to appoint Pedro Larrea Paguaga, the Chief Executive Officer of Ferroglobe, to the Board. In order to appoint Mr. Larrea Paguaga as an additional director, it is necessary to amend the articles of association (the “Articles”) to increase the maximum number of directors from nine to ten. This amendment has been proposed for resolution at the annual general meeting (“AGM”) to be held on June 28, 2017. The Board has resolved that, upon approval of the proposed amendments to the Articles, Mr. Larrea Paguaga will be appointed to the Board immediately on conclusion of the AGM and would hold office until the next AGM. As a director, Mr. Larrea Paguaga would be subject to re-election in the same manner as the other Board members.

About Ferroglobe

Ferroglobe PLC is one of the world’s leading suppliers of silicon metal, silicon-based specialty alloys, and ferroalloys serving a customer base across the globe in dynamic and fast-growing end markets, such as solar, automotive, consumer products, construction and energy.  The company is based in London.

Forward-Looking Statements

This release contains ‘‘forward-looking statements’’ within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts but are based on certain assumptions of management and describe the company’s future plans, strategies and expectations. Forward-looking statements generally can be identified by the use of forward-looking terminology, including, but not limited to, “may,” “could,” “seek,” “guidance,” “predicts,” “potential,” “likely,” “believe,” “will,” “expect,” “anticipate,: “estimate,” “plan,” “intends,” “forecast” or variations of these terms and similar expressions, or the negative of these terms or similar expressions.

Forward-looking statements contained in this press release are based on information presently available to us and assumptions that we believe to be reasonable, but are inherently uncertain. As a result, our actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements, which are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond our control.

You are cautioned that all such statements involve risks and uncertainties, including without limitation, risks that the legacy businesses of Globe and FerroAtlántica will not be integrated successfully or that we will not realize estimated cost savings, value of certain tax assets, synergies and growth, or that such benefits may take longer to realize than expected.  Important factors that may cause actual results to differ include, but are limited to: (i) risks relating to unanticipated costs of integration, including operating costs, customer loss and business disruption being greater than expected; (ii) our organizational and governance structure; (iii) the ability to hire and retain key personnel; (iv) regional, national or global political, economic, business, competitive, market and regulatory conditions including, among others, changes in metals prices; (v) availability and increases in the cost of raw materials, (vi) cost of energy; (vii) competition in the metals and foundry industries; (viii) environmental and regulatory risks; (ix) ability to identify liabilities associated with acquired properties prior to their acquisition; (x) ability to manage price and operational risks including industrial accidents and natural disasters; (xi) ability to manage foreign operations; (xii) changes in technology; (xiii) ability to acquire or renew permits and approvals; (xiv) changes in legislation or governmental regulations affecting Ferroglobe; (xv) conditions in the credit markets; (xvi) risks associated with assumptions made in connection with critical accounting estimates and legal proceedings; (xvii) Ferroglobe's international operations, which are subject to the risks of currency fluctuations and foreign exchange controls; (xviii) the potential of international unrest; and (xix) the effect of tax assessments, tax adjustments, anticipated tax rates, or other regulatory compliance costs.  The foregoing list is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect our business, including those described in the “Risk Factors” section of our Annual Reports on Form 20-F, Current Reports on Form 6-K and other documents we file from time to time with the United States Securities and Exchange Commission. We do not give any assurance (1) that we will achieve our expectations or (2) concerning any result or the timing thereof, in each case, with respect to any regulatory action, administrative proceedings, government investigations, litigation, warning letters, consent decree, cost reductions, business strategies, earnings or revenue trends or future financial results.

All information in this press release is as of the date of its release. We do not undertake or assume any obligation to update publicly any of the forward-looking statements in this press release to reflect actual results, new information or future events, changes in assumptions or changes in other factors affecting forward-looking statements. If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. We caution you not to place undue reliance on any forward-looking statements, which are made only as of the date of this press release.

INVESTOR CONTACT:

Ferroglobe PLC

Joe Ragan,  US: +1 917 209 8581,  UK: +44 (0) 7827 227 688

Chief Financial Officer

Email: jragan@ferroglobe.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 2, 2017

FERROGLOBE PLC

By:	/s/ Nicholas Deeming
Name: Nicholas Deeming
Title: Corporate Secretary